Exhibit (a)(5)(i)

NEWS RELEASE

GP Strategies Announces Commencement of Tender Offer to Purchase up
to $80 Million of its Common Stock

Columbia, MD. September 2, 2014 – Global performance improvement solutions provider GP Strategies Corporation (“GP Strategies” or “the Company”) (NYSE: GPX) announced today that it is commencing a modified “Dutch auction” tender offer to repurchase up to $80 million of its common stock at a price within the range of $26.00 to $29.00 per share. The tender offer begins today, September 2, 2014, and will expire at the end of the day, 12:00 midnight, New York City time, on Monday, September 29, 2014, unless extended or withdrawn by the Company. At the maximum price of $29.00 per share, GP Strategies would repurchase a maximum of 2,758,621 shares , or approximately 14.4% of its common shares outstanding as of August 29, 2014. At the minimum price of $26.00 per share, GP Strategies would repurchase a maximum of 3,076,923 shares, or approximately 16.1% of its common shares outstanding as of August 29, 2014.

A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price(s) they wish to tender their shares within the specified range. Based on the number of shares tendered and the prices specified by the tendering stockholders, GP Strategies will determine the lowest price within the range of prices specified above (the “purchase price”) which will enable it to purchase up to $80 million in the aggregate of its common stock. If, based on the final purchase price determined in the tender offer, more than $80 million in value of shares are properly tendered and not properly withdrawn, GP Strategies will purchase all shares tendered at or below the final purchase price on a pro rata basis as specified in the offer to purchase, subject to the “odd lot” and conditional tender offer provisions described in the Offer to Purchase and the Letter of Transmittal that will be distributed to stockholders.

All shares purchased by GP Strategies Corporation will be purchased at the same price, including shares that are tendered at a lower price. Stockholders whose shares are purchased in the tender offer will be paid the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer. The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to stockholders. Tenders of shares of common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Shares not purchased in the tender offer will be returned at the Company’s expense promptly following the expiration of the tender offer.

The Company intends to use funds borrowed under an amendment and restatement of its existing credit facility (the “Credit Agreement”) to pay for the common stock purchased in the tender offer and all fees and expenses applicable to the tender offer. The Credit Agreement provides for a $40 million term loan and revolving credit facility of up to $70 million. The term loan is payable in equal monthly installments over three years. Borrowings under the Credit Agreement for both the term loan and revolving credit facility will bear interest at a rate of LIBOR plus a range of 1.25% to 2.50% based upon certain financial covenants evaluated on a quarterly basis.

The Dealer Manager for the tender offer is Wells Fargo Securities, LLC, and the Information Agent is MacKenzie Partners, Inc. The Depositary is Computershare Trust Company, N.A. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of GP Strategies Corporation shares. For questions and information, please call the Dealer Manager or the Information Agent toll free at 1-877-450-7515 or 1-800-322-2885, respectively.

The Company’s Board of Directors has approved the tender offer. However, none of the Company, its Board of Directors, the Dealer Manager, the Depositary, or the Information Agent makes any recommendation to any holder of common stock as to whether to participate in the tender offer or, if a person wishes to participate, at what price or prices to tender shares in the tender offer. Before making a decision, stockholders should read and evaluate carefully the information contained in the Offer to Purchase, including the documents incorporated therein by reference, and the Letter of Transmittal, in their entirety. The Company also urges stockholders to consult their financial and tax advisors in making their own decisions on what action, if any, to take in light of their own particular circumstances.

About GP Strategies

GP Strategies Corporation (NYSE: GPX) is a global performance improvement solutions provider of training, eLearning solutions, management consulting and engineering services. GP Strategies’ solutions improve the effectiveness of organizations by delivering innovative and superior training, consulting and business improvement services, customized to meet the specific needs of its clients. Clients include Fortune 500 companies, manufacturing, process and energy industries, and other commercial and government customers. Additional information may be found at www.gpstrategies.com.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of GP Strategies Corporation common stock.  The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that GP Strategies Corporation will be distributing to its stockholders and filing with the Securities and Exchange Commission.  Stockholders should read carefully the Offer to Purchase, the Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer.  Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.  Stockholders may obtain free copies of the Offer to Purchase and other related materials when filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or at the Investor Relations section of GP Strategies Corporation’s website at www.gpstrategies.com.  In addition, stockholders may also obtain copies of these documents, when available, free of charge, by contacting MacKenzie Partners, Inc., the Information Agent for the tender offer, by telephone at (800) 322-2885 (toll-free), or in writing to 105 Madison Avenue, New York, New York 10016.

Forward-Looking Statements

We make statements in this press release that reflect our current expectations concerning future events and results. We use words such as “expect,” “intend,” “believe,” “may,” “should,” “could,” “anticipates,” and similar expressions to identify forward-looking statements, but their absence does not mean a statement is not forward-looking. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors that could cause our actual performance or achievements to be materially different from those we project. For a full discussion of these risks, uncertainties, and factors, we encourage you to read our documents on file with the Securities and Exchange Commission, including those set forth in our periodic reports under the forward-looking statements and risk factors sections. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

© 2014 GP Strategies Corporation. All rights reserved. GP Strategies and the GP Strategies logo design are trademarks of GP Strategies Corporation.

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C O N T A C T S:

Scott N. Greenberg	Sharon Esposito-Mayer	Ann M. Blank
Chief Executive Officer	Chief Financial Officer	Investor Relations
443-367-9640	443-367-9636	443-367-9925